UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72446 / June 23, 2014

Admin. Proc. File No. 3-15849

In the Matter of

CASTLE ARCH REAL ESTATE INVESTMENT CO., LLC,
CONSOLE ACQUISITION CORP.,
PIER ACQUISITION I, INC.,
PIER ACQUISITION II, INC.,
PLACER GOLD CORP.,
TARGET ACQUISITIONS II, INC.,
TURNSTONE SYSTEMS, INC., and
XEBEC INTERNATIONAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Castle Arch Real Estate Investment Co., LLC, Console Acquisition Corp., Pier Acquisition I, Inc., Pier Acquisition II, Inc., Placer Gold Corp., Target Acquisitions II, Inc., Turnstone Systems, Inc., or Xebec International, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Castle Arch Real Estate Investment Co., LLC,

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[1]   17 C.F.R. § 201.360(d).

[2]   *Castle Arch Real Estate Inv. Co., LLC, Console Acquisition Corp., Pier Acquisition I, Inc., Pier Acquisition II, Inc., Placer Gold Corp., Target Acquisitions II, Inc., Turnstone Sys., Inc., and Xebec Int'l, Inc*., Initial Decision Release No. 597 (May 9, 2014), 108 SEC Docket 17, 2014 WL 1871079. The stock symbol and Central Index Key numbers are: 1321742 for Castle Arch Real Estate Investment Co., LLC; 1435614 for Console Acquisition Corp.; 1453859 for Pier Acquisition I, Inc.; 1453860 for Pier Acquisition II, Inc.; PGCR and 1308319 for Placer Gold Corp.; 1440209 for Target Acquisitions II, Inc.; 1054131 for Turnstone Systems, Inc.; and 1445742 for Xebec International, Inc.

Console Acquisition Corp., Pier Acquisition I, Inc., Pier Acquisition II, Inc., Placer Gold Corp., Target Acquisitions II, Inc., Turnstone Systems, Inc., and Xebec International, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Castle Arch Real Estate Investment Co., LLC, Console Acquisition Corp., Pier Acquisition I, Inc., Pier Acquisition II, Inc., Placer Gold Corp., Target Acquisitions II, Inc., Turnstone Systems, Inc., and Xebec International, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 597
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15849

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	
CASTLE ARCH REAL ESTATE INVESTMENT CO., LLC, CONSOLE ACQUISITION CORP., PIER ACQUISTION I, INC., PIER ACQUISITION II, INC., PLACER GOLD CORP., TARGET ACQUISITIONS II, INC., TURNSTONE SYSTEMS, INC., and XEBEC INTERNATIONAL, INC.	INITIAL DECISION MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT May 9, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Castle Arch Real Estate Investment Co., LLC, Console Acquisition Corp., Pier Acquisition I, Inc., Pier Acquisition II, Inc., Placer Gold Corp., Target Acquisitions II, Inc., Turnstone Systems, Inc., and Xebec International, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on April 22, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by April 25, 2014.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f).

[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Castle Arch Real Estate Investment Co., LLC (CIK No. 1321742),[2] is a California corporation located in Kaysville, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $7.3 million for the prior nine months.

Console Acquisition Corp. (CIK No. 1435614) is a void Delaware corporation located in Van Nuys, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $2,650 from its September 13, 2006, inception to September 30, 2009.

Pier Acquisition I, Inc. (CIK No. 1453859), is a void Delaware corporation located in Westlake Village, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended July 31, 2010, which reported a net loss of $96,617 from its August 14, 2008, inception to July 31, 2010.

Pier Acquisition II, Inc. (CIK No. 1453860), is a void Delaware corporation located in Westlake Village, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended July 31, 2009, which reported a net loss of $58,974 from its August 14, 2008, inception to July 31, 2009.

Placer Gold Corp. (CIK No. 1308319) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2009, which reported a net loss of $66,329 for the prior three months. As of April 21, 2014, the company's stock (symbol "PGCR") was traded on the over-the-counter markets.

Target Acquisitions II, Inc. (CIK No. 1440209), is a void Delaware corporation located in Haiku, Hawaii, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $3,987 for the prior nine months.

Turnstone Systems, Inc. (CIK No. 1054131), is a dissolved Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009.

Xebec International, Inc. (CIK No. 1445742), is a Nevada corporation located in Sandy, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $13,512 for the prior nine months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Castle Arch Real Estate Investment Co., LLC, is REVOKED;

the REGISTRATION of the registered securities of Console Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Pier Acquisition I, Inc., is REVOKED;

the REGISTRATION of the registered securities of Pier Acquisition II, Inc., is REVOKED;

the REGISTRATION of the registered securities of Placer Gold Corp. is REVOKED;

the REGISTRATION of the registered securities of Target Acquisitions II, Inc., is REVOKED;

the REGISTRATION of the registered securities of Turnstone Systems, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Xebec International, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[3]

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Carol Fox Foelak
Administrative Law Judge

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[3] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013).